                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTOR
                                --------------------

AMVESCAP PLC
492261
IMMEDIATE RELEASE  3RD NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)  NAME OF COMPANY                       2)        NAME OF DIRECTOR

    AMVESCAP PLC                                    MICHAEL J. CEMO
 ...............................................................................
3)  Please state whether                  4)        Name of the registered
    notification indicates                          holder(s) and, if more
    that it is in respect                           than one holder, the
    of holding of the                               number of shares held
    Director named in 2                             by each of them. (If
    above or holding of                             notified).
    that person's spouse
    or children under the
    age of 18 or in respect
    of a non-beneficial interest.

    NOTIFICATION IS IN RESPECT
    OF THE DIRECTOR NAMED IN                        AS 2
    2 ABOVE.
 ...............................................................................
5)  Please state whether notification     6)        Please state the nature
    relates to a person(s) connected                of the transaction and
    with the Director named                         the nature and extent of
    in 2 above and identify                         the directors interest
    the connected person(s).                        in the transaction.

    AS 3 ABOVE
                                                    GIFT TO CHARITY
 ...............................................................................
7)  Number of shares/amount               8)           (  .%)
    of stock acquired                               of issued Class

            -

9)  Number of shares/amount               10)           (0.0009%)
    of stock disposed                               of issued Class
         6,000

 ...............................................................................
11) Class of security                     12)       Price per share

    ORDINARY SHARES                                        -
 ...............................................................................
13) Date of transaction                   14)       Date company informed

    2 NOVEMBER 2000                                 2 NOVEMBER 2000
 ...............................................................................

15)  Total holding following              16)       Total percentage holding
     this notification                              of issued class following
                                                    this notification
         7,241,389
                                                            1.04%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)  Date of grant                        18)       Period during which or
                                                    date on which exercisable

           -                                                   -
 ...............................................................................
19)  Total amount paid (if any)           20)       Description of shares or
     for grant of the option                        debentures involved:
                                                    class, number

           -                                                   -
 ...............................................................................
21)  Exercise price (if fixed             22)       Total number of shares or
     at time of grant) or                           debentures over which
     indication that price is                       options held following
     to be fixed at time of                         this notification
     exercise

           -                                                   -
 ...............................................................................
23)  Any additional information            24)       Name of contact and tele-
                                                     phone number for queries

           -                                         ANGELA TULLY
                                                     020 7454 3652
 ...............................................................................
25)  Name and signature of                           ANGELA TULLY
     authorised company                              AMVESCAP PLC
     official responsible                            ASSISTANT COMPANY SECRETARY
     for making this
     notification

     Date of Notification  3 NOVEMBER 2000
 ...............................................................................

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  3rd November, 2000                By  /s/ MICHAEL S. PERMAN
      ------------------                   ---------------------------
                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary